Exhibit 99.1

China Rapid Finance to Participate in DBS Fintech Corporate Day

SHANGHAI, September 19, 2018 — China Rapid Finance (NYSE: XRF), a leading online consumer finance platform in China, today announced that its Chief Executive Officer Zane Wang will participate in the DBS Fintech Corporate Day, to be held at the Fullerton Hotel in Singapore on Thursday, September 27, 2018.

The Company will also host investor meetings throughout the day.  Attendance at the conference is by invitation only.  Interested investors should contact your DBS sales representative to secure a meeting time.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance platform in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to bring affordable digital credit to one of the world's largest untapped credit markets: China's mobile-active consumers. China Rapid Finance utilizes its proprietary, mobile-first technology to efficiently pre-screen creditworthy consumers for its platform. The Company facilitates increasingly larger and longer-term loans for its most qualified borrowers who repeatedly demonstrate positive credit behavior. This differentiated strategy positions the platform to retain higher quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, the former global head of credit analytics at Sears Credit, and is governed by a global board of directors comprising former executives of Morgan Stanley, McKinsey & Company, China United SME Guarantee Corporation, and UBS.

For more information:

http://ChinaRapidFinance.InvestorRoom.com

http://twitter.com/XRFChina

Investor Relations Contacts:

In China:

China Rapid FinanceThe Blueshirt Group
Marlene Pan Gary T. Dvorchak, CFA
Tel: +86 (21) 6032-5999 Tel: +86 (138) 1079-1480

Email: IR@crfchina.comEmail: gary@blueshirtgroup.com

In US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com